Exhibit 99.1

Selina Receives Delisting Notice from NASDAQ and Plans to Request Hearing

Company Intends to File Appeal and Implement 1:30 Reverse Stock Split

NEW YORK (April 22, 2024) – Selina Hospitality PLC (“Company”; NASDAQ: SLNA), a global lifestyle and experiential hospitality company catering to millennial and Gen Z travelers, today announced that on April 17, 2024 the Company received a staff determination letter (the “Letter”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company of the staff’s intention to commence the process to delist the Company’s securities because the Company’s securities have had a closing bid price below $0.10 for ten consecutive trading days, which triggers a notice of delisting pursuant to Nasdaq Listing Rule 5810(c)(3)(A)(iii) (the “Low Priced Stocks Rule”).

In addition to the Letter, as previously disclosed, the Company has been on notice since September 8, 2023 that the closing bid price of its securities had fallen below $1.00 for 30 consecutive business days in violation of Nasdaq Listing Rule 5810(c)(3)(A) (the “Minimum Bid Price Rule”) and since such date the Company has not regained compliance. On March 7, 2024, following the transfer of the Company’s securities to the Nasdaq Capital Market, the Company was granted an additional 180 calendar day period, or until September 3, 2024, to regain compliance with the Minimum Bid Price Rule. If the Company’s securities fail to regain compliance with the Minimum Bid Price Rule before such date, Nasdaq will have an additional basis for delisting the Company’s securities.

The Company currently plans to appeal the staff’s determination to a Hearings Panel (the “Panel”). A hearing request will stay the suspension of the Company’s securities and the filing of the Form 25-NSE pending the Panel’s decision. This hearing has yet to be scheduled, but once the Company’s request for a hearing has been submitted to Nasdaq, the hearing is expected to be held within the next 45 days.

The Company intends to monitor the closing bid price of its common stock and may consider implementing available options to regain compliance with the Minimum Bid Price Rule for continued listing on the Nasdaq Capital Market, if needed. Achieving compliance likely would involve the implementation of the 1:30 reverse stock split that was approved by shareholders at the Company’s general shareholder meeting on March 26, 2024. The Company has issued today a Report on Form 6-K providing more detail on the delisting notice.

About Selina Hospitality PLC

Selina Hospitality PLC (NASDAQ: SLNA) is a global hospitality brand built to address the needs of millennial and Gen Z travelers, blending beautifully designed accommodation with coworking, recreation, wellness, and local experiences. Founded in 2014 and custom-built for today’s nomadic traveler, Selina provides guests with a global infrastructure to seamlessly travel and work abroad. Each Selina property is designed in partnership with local artists, creators, and tastemakers, breathing new life into existing buildings in interesting locations in 24 countries on six continents – from urban cities to remote beaches and jungles. To learn more, visit Selina.com or follow Selina on X, Instagram, Facebook, Linkedin or YouTube.

Forward-Looking Information

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events, and include terms such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “potential,” or “continue,” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties (some of which are beyond our control), and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon assumptions that, while we consider reasonable, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, without limitation: the possible delisting of Selina’s ordinary shares from the Nasdaq Capital Market due to non-compliance with required listing standards; potential negative impacts on our financial results as a result of changes in travel, hospitality, and real estate markets, including the possibility that travel demand and pricing do not recover to the extent anticipated, particularly in the current geopolitical and macroeconomic environment; volatility in the capital markets; our ability to execute on our plans to increase occupancy and margins; the potential inability to meet our obligations under our commercial arrangements and debt instruments; delays in or cancellations of our efforts to develop, redevelop, convert or renovate the properties that we own or lease; challenges to the legal rights to use certain of our leased hotels; risks associates with operating a significant portion of our business outside of the United States; risks that information technology system failures, delays in the operation of our information technology systems, or system enhancement failures could reduce our revenues; changes in applicable laws or regulations, including legal, tax or regulatory developments, and the impact of any litigation or other legal or regulatory proceedings; possible delays in ESG and sustainability initiatives; the possibility that we may be adversely affected by other economic, business and/or competitive factors, including risks related to the impact of a world health crisis; and other risks and uncertainties described under the heading “Risk Factors” contained in the Annual Report on Form 20-F for the fiscal year ended December 31, 2022, prospectus filed on August 25, 2023 and subsequent filings with the Securities and Exchange Commission. In addition, there may be additional risks that Selina does not presently know, or that Selina currently believes are immaterial, which also could cause actual results to differ from those contained in the forward-looking statements. Nothing in this press release or the investor presentation should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as may be required by law, we do not undertake any duty to update these forward-looking statements.

Contacts

Media: press@selina.com

Investor: investors@selina.com